Mail Stop 3561

July 18, 2006

Mr. G. Robert Powell
Vice President and Controller
PG&E Corporation
One Market, Spear Tower
Suite 2400
San Francisco, CA 94105

> **Re: PG&E Corporation**
> **Pacific Gas and Electric Company**
> **Forms 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 6, 2006**
> **Forms 10-Q for Fiscal Quarter Ended March 31, 2006**
> **File Nos. 1-12609 and 1-2348**

Dear Mr. Powell:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jim Allegretto
Senior Assistant Chief Accountant